[Fluor Letterhead]

June 9, 2011

VIA EDGAR AND FAX

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Fluor Corporation
Form 10-K for the Fiscal Year ended December 31, 2010
Form 10-Q for the Fiscal Quarter ended March 31, 2011
File No. 001-16129

Dear Mr. Decker:

The Staff provided comments, by letter dated May 19, 2011 (the “Comment Letter”), on the company’s Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the fiscal quarter ended March 31, 2011. The company’s responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. Furthermore, for your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

Copies of this letter are being delivered to Jeffrey Gordon, the Staff Accountant, and Jeanne Baker, the Assistant Chief Accountant, identified in the Comment Letter.

Form 10-K For the Year Ended December 31, 2010

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Financial Condition, page 40

1.              We have reviewed your response to prior comment 7 from our letter dated May 4, 2011.  We note that you do not consider any cash to be permanently reinvested overseas as of December 31, 2010 and 2009 and, as a result have accrued the U.S. deferred tax liability on your foreign earnings.  As applicable, please enhance your disclosure in future filings to discuss this fact.

Response:

In future filings, as applicable, we will enhance our disclosure as requested.

Consolidated Financial Statements, page F-1

Note 12 — Contingencies and Commitments, page F-34

Asbestos Matters, page F-36

2.              We have reviewed your response to prior comment 10 from our letter dated May 4, 2011.  We continue to believe that you should disclose the number of claims of alleged exposure to asbestos fibers and dust pending at each balance sheet date, the number of claims filed for each period presented, and the number of claims dismissed, settled, or otherwise resolved for each period.  In this regard, we note that you can avoid any misinterpretation of this information by disclosing information similar to what you have provided in your response.  Also, please address historical and expected trends in these amounts to support your belief that the outcome of any actions will not have a material adverse impact on your financial position, results of operations or cash flows.  Refer to Question 3 of SAB Topic 5:Y.

Response:

Based upon our historical experience with the asbestos-related claims against the company, as well as an analysis of the pending claims, we presently do not believe that there is a reasonable possibility that any potential losses arising from the pending asbestos-related claims would have a material adverse impact on our financial position, results of operations or cash flows. For future filings, if we believe that there is a reasonable possibility that any losses from those claims would have such a material adverse impact, we will enhance our disclosure to provide additional information regarding any such claims, which, if appropriate in the context of such claims, could include information regarding the number of asbestos-related claims pending, filed and dismissed, settled or otherwise resolved for the period presented.  In addition, in future filings, we will revise our existing disclosure by including any trends in the number of asbestos-related cases pending, the number of cases filed and the number of cases settled or dismissed.  Please refer to Exhibit A to see how our disclosure regarding Asbestos Matters would have appeared in “Footnote 12. Contingencies and Commitments” to the financial statements in our 2010 Form 10-K.  (Changes are shown by underlining and strikethrough.)

*  *  * *

Fluor Corporation acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (469) 398-7200 if you have any questions or require further information.

Sincerely,

/s/ D. Michael Steuert

D. Michael Steuert

cc:	Jeffrey Gordon, Securities and Exchange Commission
Jeanne Baker, Securities and Exchange Commission
Wendy A. Hallgren, Fluor Corporation
Carlos M. Hernandez, Fluor Corporation
Terry Hosey, Ernst & Young LLP
David T. Seaton, Fluor Corporation
Gary G. Smalley, Fluor Corporation

EXHIBIT A

Consolidated Financial Statements, page F-1

Note 12 — Contingencies and Commitments, page F-34

Asbestos Matters, page F-36

2.              The following shows how our disclosure regarding Asbestos Matters would have appeared in “Footnote 12. Contingencies and Commitments” to the financial statements in our 2010 Form 10-K.  (Changes are shown by underlining and strikethrough.)

Asbestos Matters

The company is a defendant in various lawsuits wherein plaintiffs allege exposure to asbestos fibers and dust due to work that the company may have performed at various locations.  The company has substantial third party insurance coverage to cover a significant portion of existing and any potential cost, settlements or judgments. No material provision has been made for any present or future claims and, based upon our historical experience with these types of claims and an analysis of the pending claims, the company does not believe that there is a reasonable possibility that any potential losses arising from these claims would ~~the outcome of any actions will~~ have a material adverse impact on its financial position, results of operations or cash flows.  Over the past year, the number of pending asbestos-related cases has decreased.  This decrease reflects both a decline in the number of cases filed and an increase in the number of cases dismissed against the company during the year.  In addition, the cases resolved by the company during the year involved little or no payment by the company. ~~The company has resolved a number of cases to date, which in the aggregate have not had a material adverse impact.~~